EXHIBIT 12

FINANCIAL INSTITUTIONS, INC.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Including Interest on Deposits:
Earnings:
Income before taxes	$38,980	$37,907	$34,768	$34,214	$30,639
Fixed charges	7,895	7,916	9,588	13,749	18,193

Total	$46,875	$45,823	$44,356	$47,963	$48,832
Fixed charges:
Interest on deposits	$6,366	$6,600	$8,462	$11,434	$14,853
Interest on borrowings	915	737	589	1,821	2,867
Portion of rents representative of the interest factor (1/3) of rental expense	614	579	537	494	473

Total fixed charges	7,895	7,916	9,588	13,749	18,193
Preferred stock dividend requirements	1,941	2,177	2,186	2,817	4,833

Fixed charges and preferred stock dividends	$9,836	$10,093	$11,774	$16,566	$23,026

Ratio of earnings to fixed charges	5.94	5.79	4.63	3.49	2.68
Ratio of earnings to fixed charges and preferred dividends	4.77	4.54	3.77	2.90	2.12

Excluding Interest on Deposits:
Earnings:
Income before taxes	$38,980	$37,907	$34,768	$34,214	$30,639
Fixed charges	1,529	1,316	1,126	2,315	3,340

Total	$40,509	$39,223	$35,894	$36,529	$33,979
Fixed charges:
Interest on borrowings	$915	$737	$589	$1,821	$2,867
Portion of rents representative of the interest factor (1/3) of rental expense	614	579	537	494	473

Total fixed charges	1,529	1,316	1,126	2,315	3,340
Preferred stock dividend requirements	1,941	2,177	2,186	2,817	4,833

Fixed charges and preferred stock dividends	$3,470	$3,493	$3,312	$5,132	$8,173

Ratio of earnings to fixed charges	26.49	29.80	31.88	15.78	10.17
Ratio of earnings to fixed charges and preferred dividends	11.67	11.23	10.84	7.12	4.16